[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 12, 2022

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Suvretta Holdings Corp. I

Amendment No. 1 to Registration Statement on Form S-4

Filed April 4, 2022

File No. 333-262706

Dear Ms. Park and Ms. Westbrook:

On behalf of our client, Social Capital Suvretta Holdings Corp. I (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated April 21, 2022 regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 4, 2022. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1 or Amendment No. 2, as applicable.

Our Development Pipeline, page 3

1. We note your response to our prior comment 8. You clarify in your response that, “references to AKL-T02, AKL-T03 and AKL-T09 refer to variants of Akili’s SSME therapeutic engine rather than specific programs that would warrant inclusion in the pipeline table.” Accordingly, please revise your presentation to make clear that you are studying EndeavorRX for the treatment of ADHD in expanded patient populations and variants of the same technology that underlies EndeavorRX for indications other than ADHD, as discussed beginning on page 238. In this regard, we note your disclosure on page 228 that “[you have] development capabilities that allow [you] to build unique video game interfaces tailored for each target audience.” Please also clarify your disclosure throughout the registration statement that describes your pipeline as comprised of individual development programs. As an example, we note your disclosure on page (xiii) that, “In addition to EndeavorRx, Akili [has] a robust pipeline of development programs, including twelve that are being evaluated, either by Akili or its partners, in clinical studies.” You also state on page 231 that you “have a product candidate poised for pivotal study in children with ADHD in Japan.” On page 239 you describe SDT-001 as “the Japanese version of EndeavorRx.” We note also your reference to SSME as your most advanced “therapeutic engine.” At first use, please explain the meaning of this term and how it differs from “digital therapeutic software,” as referenced on page 2.

Additionally, please tell us why you believe the technology in-licensed from TaLi represents a material development program. Please also clarify on page 238 whether the technology available for use in Australia, India, Singapore and Hong King requires a prescription.

Please also enlarge the text in your pipeline table on pages 4 and 231, particularly the footnotes, to ensure all text is legible. Please make similar revisions to the graphic on page 250.

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 2, including on pages 240, 246 and 247 of Amendment No. 2, to clarify the distinction between Akili’s therapeutic engines, development programs and product candidates in response to the Staff’s comment. As disclosed in Amendment No. 2, Akili’s therapeutic engines are software and associated algorithms that form the core of its product candidates. Akili’s AKL-T01, AKL-T02 and AKL-T03 product candidates are each variations of Akili’s treatment software targeting attention aspects of cognition, and each incorporates Akili’s SSME therapeutic engine technology. Each of Akili’s development programs is oriented toward a single indication and specific patient population, and a single product candidate may be used for one specific development program or across different development programs based on the patient population and indications being tested for each such development program. The SDT-001 product candidate is substantially the same SSME-based software as the AKL-T01 product candidate, but localized for Japanese language and culture for distribution in Japan. The Company respectfully advises the Staff that AKL-T09 is a control used for Akili’s proof of concept study in MS rather than a variant of its SSME technology. It has removed references to AKL-T09 from Amendment No. 2 when discussing such control software, for the avoidance of doubt.

Further, the Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 240 of Amendment No. 2 to clarify how it refers to its therapeutic engines, as opposed to digital therapeutic software, which is a phrase used in connection with EndeavorRx’s CE Mark certification.

The Company respectfully advises the Staff that it believes the technology in-licensed from TALi represents a material development program as it allows Akili to potentially expand into additional age ranges for treatment of ADHD, a patient population for which EndeavorRx is not currently approved and which may represent a significant market opportunity. The Company respectfully advises the Staff that it has revised the disclosure on page 262 of Amendment No. 2 to clarify the availability for use in Australia and India in response to the Staff’s comment.

The Company respectfully advises the Staff that it has revised the graphics on pages 6, 254 and 275 of Amendment No. 2 in response to the Staff’s comment.

Background to the Business Combination, page 124

2. We acknowledge your response to prior comment 19, which we reissue in part. We note your disclosure on page 127 that the SCS management’s $850 million valuation in the initial draft letter of intent was informed by an analysis of other companies in the therapeutics and digital therapeutics market. Please expand your disclosure of such comparative companies analysis, including the selection criteria, and describe how such analysis factored into SCS management’s valuation.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 144, 145 and 149 of Amendment No. 2 in response to the Staff’s comment.

U.S. Federal Income Tax Considerations, page 179

3. We acknowledge your revised disclosures in response to prior comment 22 that the Domestication should qualify as an “F Reorganization” within the meaning of Section 368 of the Code. Please revise the disclosure to make clear as an opinion of named counsel the consequences of the Domestication so qualifying. In this regard, we note your disclosure in the risk factor on page 88.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 202 and 203 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transactions

Earnout Shares, Page 191

4. Please clarify why you believe the Earnout Shares for employees are within the scope of ASC 718. Clarify if goods or services are required to be provided. In this regard, please address your statement in adjustment 4c on page 199 that for the employee earnout shares there is no future service condition.

Response: The Company respectfully advises the Staff that it has revised the disclosure in adjustment 4c on page 221 of Amendment No. 2 in response to the Staff’s comment.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2021, page 199

5. We note your disclosure on page 20 that you intend to grant awards to certain executive officers representing 6% of your outstanding capital stock immediately following the Business Combination on an as converted basis. Please tell us your consideration for including an adjustment for the corresponding compensation expense and related disclosures.

Response: The Company respectfully advises the Staff that these awards will be granted on the date the Company files a Registration on Form S-8 with respect to its 2022 Stock Option and Incentive Plan, which will be approximately 60 days after closing of the business combination transaction. In accordance with Regulation S-X 11-02(a), transaction accounting adjustments must be calculated as of the most recent, practicable date prior to the effective date. As these awards will not be granted upon closing of the transaction, it was determined that no adjustment was necessary in the pro forma financial information.

6. As previously requested in prior comment 29, tell us if the grants of the Earnout Shares awards to the Earnout Service Providers represent a modification to the existing options or a cancelation of the existing options and grant of new awards. As part of your response, provide us with the facts and circumstances along with specific references to the accounting literature that supports your intended accounting.

Response: The Company respectfully advises the Staff that it considers the Earnout Shares to be a new issuance rather than a modification or cancelation of the existing options. ASC 718 defines a modification as “A change in the terms or conditions of a share-based payment award.” The terms of the initial options are not changed in any way: there is no update to the fair value, vesting conditions or classification as an equity instrument. The original options continue to exist exactly as they were before the additional issuance of the Earnout Shares.

Additionally, the Earnout Shares meet the definition of a freestanding financial instrument under ASC 480 as they are legally detachable and separately exercisable. If a triggering event were met before the underlying options vest, the RSUs would become vested, however, the vesting schedule of the underlying options would remain unchanged.

In summary, the Earnout Shares are the issuance of a new freestanding financial instrument. The new issuance does not change any terms to the original awards. As such, there is no modification or cancelation of original awards.

7. Please expand footnote c to disclose the accounting implications of the provision in which forfeited shares are reallocated to the Earnout Service Providers and employee common stockholders.

Response: The Company respectfully advises the Staff that it has revised the disclosure in adjustment 4c on page 222 of Amendment No. 2 in response to the Staff’s comment.

Earnout Shares, page 200

8. We note your reference in this footnote to “a provision in which forfeited shares from Earnout Service Providers can be reallocated to the remaining holders of Earnout Shares”. Whereas, your disclosures on page 192 indicate that forfeited shares from all, not just Earnout Servicer Providers, are reallocated to the remaining eligible holders of Earnout Shares. Please revise and/or expand your disclosures to address this potential inconsistency regarding forfeitable Earnout Shares and the reallocation of these shares.

Response: The Company respectfully advises the Staff that the disclosure on page 192 of Amendment No. 1 is correct and that forfeited shares are reallocated among all holders of Earnout Shares. The Company has revised the disclosure in Note 5 on page 222 of Amendment No. 2 in response to the Staff’s comment to clarify that all forfeited earnout shares are subject to reallocation, and that all remaining holders are eligible to receive Earnout Shares.

Clinical evidence supporting EndeavorRx, page 233

9. We note your response to our prior comment 35, which we reissue in part. Please revise to clarify when the STARS-ADHD pivotal and adjunctive clinical studies and proof of concept study in pediatric ADHD were each conducted.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 257 and 258 of Amendment No. 2 in response to the Staff’s comment.

Consistent and Clinically Meaningful Improvements in Objective Attention across Studies in ADHD, page 237

10. Please revise to remove your comparison of AKL-T01 to an acute dose of Ritalin as it is inappropriate to present a comparison that is not based on a head-to-head study.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 260 of Amendment No. 2 in response to the Staff’s comment and has removed the comparison of AKL-T01 to an acute dose of Ritalin.

Potential Revenue Opportunity in ADHD, page 249

11. We note your response to comment 21 and revised disclosure on page 139 describing assumptions underlying Akili’s forecasted revenue potential in the United States for the ADHD market of at least $500 million per year assuming clinical and regulatory success of Akili’s ADHD label expansion trials. Please also add a description of such assumptions in this section.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 274 of Amendment No. 2 in response to the Staff’s comment and has included the assumptions underlying Akili’s forecasted revenue potential in the United States for the ADHD market.

TALi Agreement, page 255

12. We note your response to our prior comment 41. Please disclose when the last-to-expire patent licensed under the TALi Agreement is scheduled to expire.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 280 of Amendment No. 2 in response to the Staff’s comment.

Akili’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation

Results of Operations, page 271

13. As previously requested in prior comment 42, please expand your analysis of research and development expenses to quantify the components of this expense by their nature for each period presented.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 299-300 of Amendment No. 2 in response to the Staff’s comment.

Social Capital Suvretta Holdings Corp. I

Index to Financial Statements, page F-1

14. As previously request in prior comment 45, please include your restated audited balance sheet as of July 2, 2021 for the error corrections identified in your Form 8-K filed November 16, 2021, along with an updated opinion from your auditor in your Form S-4, or amend your Form 8-K filed July 9, 2021 to provide the restated balance sheet with the updated opinion from your auditor.

Response: The Company respectfully advises the Staff that it will file during the week of May 16, 2022 an amendment to its Form 8-K filed July 9, 2021 to provide its restated audited balance sheet as of July 2, 2021 with an updated opinion from its auditor.

Akili Interactive Labs, Inc.

2. Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-29

15. We note the expanded accounting policy disclosures you provided in response to prior comment 47. Please further expand your disclosures here or within Note 3 to address your assessment as to whether the license is distinct from the other performance obligations. Address whether the other promises are specialized/novel or are generic in nature and how this assessment impacts your conclusion to combine the other promises with the promise to provide the license in identifying the performance obligations. Refer to ASC 606-10-55-54 through 55-64A for guidance. Finally, include your accounting policy for recognizing the sales-based royalty revenue. Refer to ASC 606-10-32-13 and ASC 606-10-55-65 through 55-65B for guidance.

Response: The Company respectfully advises the Staff that it has revised the disclosures in Note 3 on page F-34 of Amendment No. 2 in response to the Staff’s comment on the performance obligations.

The Company respectfully advises the Staff that it has revised the disclosure in Note 2 on page F-31 of Amendment No. 2 in response to the Staff’s comment on the sales-based royalty disclosure.

Exhibits

16. We note that certain information appears to be redacted in Exhibits 10.14, 10.17 and 10.24. Please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential as required by Item 601(b)(10)(iv) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the exhibit index on pages II-2 and II-3 of Amendment No. 2 and each of Exhibits 10.14, 10.17 and 10.24 in response to the Staff’s comment.

17. We note that page D-1 of the subscription agreement included as Annex D references separate subscription agreements with the Insider PIPE Investors and with certain other investors other than the Insider PIPE Investors. Please file the agreement with the Insider PIPE Investors as an exhibit to your registration statement.

Response: The Company acknowledges the comment and has filed the Form of Subscription Agreement with Insider PIPE Investors as Exhibit 10.26 of Amendment No. 2.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1349.

Sincerely yours,

/s/ Raaj S. Narayan
Raaj S. Narayan

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. I

Kishen Mehta, Social Capital Suvretta Holdings Corp. I

W. Edward Martucci, Akili Interactive Labs, Inc.

Jacqueline Studer, Akili Interactive Labs, Inc.

Daniel J. Espinoza, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP